FOR IMMEDIATE RELEASE

REG GREENSLADE TO STEP DOWN AS CHAIRMAN OF ENTERRA AND REMAIN CHAIRMAN OF JED

Enterra and JED Remove Technical Services Agreement as Each Employs Its Own Operations and Administrative Staff

Calgary, AB-January 27, 2006 – JED Oil Inc. (AMEX: JDO) and Enterra Energy Trust ("Enterra")  (NASDAQ: EENC, TSX: ENT.UN) today announced that Reg Greenslade will be resigning as Chairman of Enterra effective March 31, 2006 and remain Chairman of JED.  No successor has been named as yet.  “When Enterra converted to an Income Trust in 2003, most of the technical staff formed a development company called JED Oil Inc.,” stated Reg Greenslade.  “One of the mandates of JED was to farm in on Enterra and other companies to develop their undeveloped lands.  To date, JED has completed numerous farm in arrangements with Enterra and other companies to develop undeveloped lands and is now poised to become a significant oil and gas company.  With the current plans in Enterra and the potential in JED, I decided my efforts needed to be more focused and I look forward to concentrating on JED’s development.  JED has an extremely talented management team with a significant drilling inventory it has begun to develop.  JED’s production rate of 1,562 boe/d at the end of the fourth quarter of 2005 was double the production rate at the end of the third quarter of 2005 and we anticipate further growth in the first quarter of 2006 and on a go forward basis.”

“I have been involved with Enterra since its inception in 2001,” Mr. Greenslade continued.  “Since that time, Enterra has provided approximately a 20 fold increase in its share/unit price in addition to significant monthly distributions which began in January 2004 at $0.10/unit upon becoming an Income Trust and have increased 80% to  $0.18/unit today.  I am very proud of the progressive growth of Enterra and cannot possibly say enough or give the appropriate credit to the people involved in building Enterra during this time.  Looking forward, Enterra has never been in a better position to continue its growth and I have every confidence in the management’s ability to continue to provide exceptional returns to the shareholders,” concluded Mr. Greenslade.

Enterra and JED also terminated their Technical Services Agreement, pursuant to which JED provided administrative and operations staff to Enterra.  As previously announced, Enterra now employs its own staff, acquired both from former employees of JED that primarily serviced Enterra and additional staff expansion.  The Business Principles agreement that relates to JED farming in on Enterra’s undeveloped lands remains in place.  “With the staffing in Enterra, we are now in a position to provide all the administrative and operating functions internally,” stated Keith Conrad, President and CEO of Enterra.  “Enterra will continue to offer lands to JED for farm out of its development drilling to fully exploit its undeveloped lands.”

In other news, Ken Pyo has resigned from his position of Sr. Vice President Engineering at JED Oil.

“With Enterra providing its own administrative and operating staff, JED will focus all its efforts in building itself into a significant oil and gas company,” stated Al Williams, JED’s President.  “JED is continuing its aggressive farm in drilling program with five drilling rigs currently in operation.”

Forward-Looking Statements

This news release contains statements about anticipated completion of acquisitions, the benefits of such acquisitions, the ability of new management to facilitate growth, anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, cash flow per unit or other expectations, beliefs, plans, goals, objectives, assumptions and statements about future events or performance that constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation.

Statements concerning oil and gas reserves contained in this report may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

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Enterra Energy Trust/JED Oil News Release

January 27, 2006

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors, that could cause actual results to differ materially from those anticipated by Enterra or JED and described in the forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, receipt of the necessary approvals by shareholders, the court or other regulatory bodies with respect to the anticipated acquisitions, the continued cooperation of the parties to the anticipated acquisitions, the anticipated benefits of the acquisitions, the ability to integrate the operations of the acquired entities, the ability of new management to achieve the anticipated benefits, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Enterra and JED caution that the foregoing list of risks and uncertainties is not exhaustive.  Additional information on these and other factors, which could affect Enterra's or JED’s operations or financial results, are included in Enterra’s and JED’s reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Enterra nor JED assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Company contacts:

Investor Relations:
Enterra Energy Trust

The Equity Group Inc.

Keith Conrad, 403/539-4306

Linda Latman, 212/836-9609

President & CEO

Andreas Marathovouniotis 212/836-9611

John Kalman, 403/444-4423

www.theequitygroup.com

CFO

www.enterraenergy.com

JED Oil Inc.

Reg Greenslade, 403/213-2507

Chairman

Bruce Stewart, 403/538-3236

CFO

www.jedoil.com